FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 20, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

October 20, 2003

#03-23

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Company Acquires Large Gold Exploration Project in Manitoba Greenstone Belt

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) is pleased to announce that the Company has recently acquired, by application, a significant land position over a portion of a large greenstone belt in northern Manitoba.   The 14,000 hectare mineral exploration license, measuring 20 kilometers by seven kilometers, covers multiple occurrences of banded iron formation; one of which has returned gold values up to 12.59 g/t. The project, which has been named the Domain Project, was acquired after research by the Company revealed drill holes with significant gold mineralization that have yet to be closed off, as well as numerous untested exploration targets situated approximately 120 hectares southeast of Thompson, Manitoba.

Limited exploration work by others in the 1960's and 80's as part of regional grass roots exploration programs in the area defined an attractive environment for significant gold deposits.  This exploration included the completion of airborne and ground magnetic and electromagnetic surveys that defined multiple northwest trending geophysical anomalies.  The most extensive of these anomalies extends for over 10 kilometers with sub-parallel zones traced for up to four kilometers. The majority of anomalies extend beyond the limits of the existing surveys in both strike directions.  Four shallow drill holes tested a 100 metre segment on one of the more prominent trends and all of the holes intersected gold mineralized banded iron formation.  Values of note include: 5.40 g/t gold over 4.1 metres, 5.03 g/t gold over 2.6 metres and 12.59 g/t gold over 1.32 metres. The geophysical signature associated with this mineralization has been traced two kilometers to the northwest to the limit of the survey and over a kilometer to the southeast.  Elsewhere on the property, limited drilling has intersected other zones of significant gold mineralization including 3.18 g/t over 1.55 metres and 5.64 grams over 0.2 metres.  Within the coming months, the Company plans to conduct geophysical surveys over portions of the property to better prioritize target areas for drilling.

Logistically, the Domain Project is well located, with a major winter road and regional power line transecting the property and is proximal to a local community that offers scheduled air and basic support services.  Geologically, it occurs within the same belt of rocks hosting the Monument Bay Deposit (geological resources of 418,371 ounces of gold at a grade of 20.4 g/t) currently being explored by Bema Gold/Wolfden Resources, as well as the Rusty Property (800,000 tonnes indicated @ 6 g/t gold).

Elsewhere, the Company is awaiting results from exploration conducted this summer on its Melville Diamond Project and drilling conducted by Falconbridge Ltd. at its South Voisey Bay Project.  NDT is also actively evaluating its gold projects in Nevada and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________

Fred G. Hewett, President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer")

 860 - 625 Howe Street,

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

October 20, 2003

Item 3:

Press Release

A press release (#03-23) dated October 20, 2003 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has acquired a 14,000-hectare mineral exploration license, known as the Domain Project, covering a portion of a large greenstone belt in northern Manitoba.

Item 5.

        Full Description of Material Change

The Issuer has recently acquired, by application, a significant land position over a portion of a large greenstone belt in northern Manitoba.   The 14,000-hectare mineral exploration license, measuring 20 kilometers by seven kilometers, covers multiple occurrences of banded iron formation; one of which has returned gold values up to 12.59 g/t. The project, which has been named the Domain Project, was acquired after research by the Company revealed drill holes with significant gold mineralization that have yet to be closed off, as well as numerous untested exploration targets situated approximately 120 hectares southeast of Thompson, Manitoba.

Limited exploration work by others in the 1960's and 80's as part of regional grass roots exploration programs in the area defined an attractive environment for significant gold deposits.  This exploration included the completion of airborne and ground magnetic and electromagnetic surveys that defined multiple northwest trending geophysical anomalies.  The most extensive of these anomalies extends for over 10 kilometers with sub-parallel zones traced for up to four kilometers. The majority of anomalies extend beyond the limits of the existing surveys in both strike directions.  Four shallow drill holes tested a 100-metre segment on one of the more prominent trends and all of the holes intersected gold mineralized banded iron formation.  Values of note include: 5.40 g/t gold over 4.1 metres, 5.03 g/t gold over 2.6 metres and 12.59 g/t gold over 1.32 metres. The geophysical signature associated with this mineralization has been traced two kilometers to the northwest to the limit of the survey and over a kilometer to the southeast.  Elsewhere on the property, limited drilling has intersected other zones of significant gold mineralization including 3.18 g/t over 1.55 metres and 5.64 grams over 0.2 metres.  Within the coming months, the Company plans to conduct geophysical surveys over portions of the property to better prioritize target areas for drilling.

Logistically, the Domain Project is well located, with a major winter road and regional power line transecting the property and is proximal to a local community that offers scheduled air and basic support services.  Geologically, it occurs within the same belt of rocks hosting the Monument Bay Deposit (geological resources of 418,371 ounces of gold at a grade of 20.4 g/t) currently being explored by Bema Gold/Wolfden Resources, as well as the Rusty Property (800,000 tonnes indicated @ 6 g/t gold).

Elsewhere, the Issuer is awaiting results from exploration conducted this summer on its Melville Diamond Project and drilling conducted by Falconbridge Ltd. at its South Voisey Bay Project.  The Issuer is also actively evaluating its gold projects in Nevada and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

Item 6.

        Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 20th   day of October, 2003

NDT VENTURES LTD.

Per:

Fred G. Hewett, President

Cc

TSX Venture Exchange

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 20, 2003